13011251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 4 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidnet, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 15th Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Held 646-674-2098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

KH 3/15

OATH OR AFFIRMATION

I, Kevin Held, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sumbal Hanif
Notary Public, State of New York
No. 01HA6177514
Qualified in Nassau County
Commission Expires November 13, 20
January 27, 2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.

Statement of Financial Condition
December 31, 2012

pwc

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2012

Liquidnet, Inc.
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Stockholder and Board of Directors of
Liquidnet, Inc.

We have audited the accompanying statement of financial condition of Liquidnet, Inc. (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2012

(amounts in thousands except share amounts)

Assets	
Cash and cash equivalents	$ 52,432
Cash segregated for regulatory purposes	24,114
Receivables from brokers, dealers and clearing organization	8,727
Due from customers	1,307
Deferred tax assets, net	4,408
Due from Parent and affiliates	364
Other assets	213
Total assets	$ 91,565
Liabilities and stockholder's equity	
Liabilities	
Commission management liabilities	$ 19,764
Accounts payable and accrued liabilities	1,545
Accrued compensation	1,485
Income taxes payable to Parent	2,875
Due to Parent and affiliates	1,797
Total liabilities	27,466
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	49,505
Retained earnings	14,594
Total stockholder's equity	64,099
Total liabilities and stockholder's equity	$ 91,565

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) and has affiliates based in the United Kingdom, Canada, Japan, Hong Kong and Australia. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades. All trades are cleared through J.P. Morgan Clearing Corp.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Critical accounting estimates include, but are not limited to, deferred tax assets and liabilities and the fair value of the Parent's equity based awards issued to the Company's employees. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents and are maintained with several financial institutions. The carrying amounts reported in the statement of financial condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that are held with financial institutions that exceed deposit insurance limits.

Cash Segregated for Regulatory Purposes

The Company held $24.1 million in segregated accounts at one financial institution for the exclusive benefit of customers of the Commission Management Programs (see note 3).

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent. Income tax expenses recorded by the Company are determined on a separate company basis and are periodically settled with the Parent.

Revenue Recognition
Commission revenues are recorded on a trade-date basis. Commission revenues are derived from customers' trades executed in the Company's brokerage trading system and are recorded net of credits for commission sharing arrangements.

Equity Based Compensation
Equity based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense using the straight line attribution method over the requisite service period, which is generally the vesting period, net of forfeitures. The Parent uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The Parent measures non-vested restricted stock awards using the fair market value of restricted shares of common stock on the date the award is granted.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Subsequent Events
The Company has evaluated events and transactions occurring subsequent to December 31, 2012, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 28, 2013, the date these financial statements were issued.

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The standard is effective for fiscal years beginning after December 15, 2011. The adoption of this standard in the first quarter of 2012 did not have a material impact on the financial statements and disclosures.

In June 2011, the FASB issued a new accounting standard, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Company adopted this standard in the first quarter of 2012.

3. Commission Management Programs

The Company allows customers to enter into commission sharing arrangements which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments and/or receive a credit based upon commissions paid to the Company. Most of these liabilities have cash segregated for their settlement.

Under the Commission Management Programs, brokers transfer a portion of customer trading commissions to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the Statement of Financial Condition. Cash received from third party brokers is segregated until payments are made by the Company to investment research providers.

4. Receivables from Brokers, Dealers and Clearing Organization

Receivables from brokers, dealers and clearing organization consist of the following (in thousands):

Commission receivables	$ 943
Deposits	1,561
Due from clearing organization	2,504
Receivable from brokers (see note 3)	6,223
Total	$ 8,727

In accordance with the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. At December 31, 2012, the Company has recorded no liabilities with regard to the right.

Receivables from brokers, dealers and clearing organization are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

5. Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services. The Parent provides the Company the right to use its electronic institutional brokerage trading system, which is developed, maintained and serviced by the Parent, and charges a fee based upon the Company's sales or earnings. The Parent also provides administrative services to the Company and charges a fee based upon the cost of employee time dedicated to the Company and for direct and indirect out of pocket costs incurred on behalf of the Company.

Amounts due to/from affiliates generally occur due to trading related services between the Company and its affiliates, as well as fees for services performed by the Company.

6. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the Net Capital Rule. At December 31, 2012, the Company's net capital was $50.2 million, which was $49.2 million in excess of its minimum requirement of $1.0 million. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.29 to 1.

7. Equity Based Compensation

All officers and employees of the Company are covered under the Parent's stock option plans (Option Plans) and restricted stock compensation plan (Restricted Stock Plan). Costs for the applicable officers and employees of the Company are allocated from the Parent. Options granted under the Option Plans generally vest over three to four years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the date of grant. Options expire 10 years after issuance. Restricted stock units (RSUs) issued under the Restricted Stock Plan generally vest three years after issuance with compensation expense recognized based upon the estimated fair value of the RSU of the Parent on the date of grant.

Option Exchange and Omnibus Plan
In May 2012, the Parent completed an option exchange program (the Exchange) with its employees and directors. Approximately 7.1 million outstanding stock options were exchanged for new options with an exercise price of $2.95 per share, the fair value of the underlying common stock on the date of the Exchange. These options vest ratably over a three year period. Employees who did not exchange their options were granted RSUs which cliff vest in three years.

In connection with the Exchange, the Company created a new omnibus equity awards plan (2012 Plan), with the ability to grant RSUs, stock options and other equity based awards. The 2012 Plan was funded with the ability to issue 5.3 million shares of stock through the issuance of equity awards. The predecessor option and RSU plans can no longer issue new grants, but forfeitures in those plans may be reissued through the 2012 Plan. All new options and RSUs granted as part of the Exchange were made from the 2012 Plan. As of December 31, 2012, 7.1 million shares are available for issuance.

Restricted Stock Units

RSUs generally vest one to three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested each RSU is exchangeable into one share of common stock. Shares become unrestricted six months after they become fully vested. RSUs are not entitled to dividends until vested.

Activity related to the Parent's RSUs is set forth below:

	Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2012	2,262,947	$ 5.85
Granted	1,399,552	$ 2.80
Vested	(1,301,010)	$ 7.22
Forfeited	(425,753)	$ 3.57
Nonvested as of December 31, 2012	1,935,736	$ 3.22

Stock Options

Options granted become exercisable upon vesting, generally three to four years after the date of grant and are subject to continued employment or association with the Parent through the applicable vesting dates.

Activity related to the Parent's options is set forth below:

		Weighted Average		
	Options Outstanding	Exercise Price	Remaining Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2012	25,462,123	$ 4.41	5.3	
Granted	8,115,914	$ 2.90		
Exercised	(1,936,702)	$ 1.17		
Forfeited	(11,652,663)	$ 5.91		
Outstanding at December 31, 2012	19,988,672	$ 3.24	7.0	$ 1.22
Exercisable at December 31, 2012	6,149,997	$ 3.94	3.6	$ 1.22

Included in the table above are 7.1 million options that were forfeited and re-granted in connection with the Exchange. The weighted average grant date fair value of options granted in 2012 was $1.37 per option. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	48.6%
Expected dividends	0.0%
Risk-free rate	1.3%
Expected term (years)	6.03

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletin Nos. 107 and 110.

8. Income Taxes

As of December 31, 2012, the Company has net deferred tax assets of $4.4 million, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

9. Fair Value Measurements

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The Company did not have any financial assets or liabilities required to be measured at fair value as of December 31, 2012.

10. Commitments and Contingencies

In the ordinary course of business, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Due to the inherent unpredictability of these legal and regulatory matters, the Company cannot state with certainty the timing or ultimate resolution of these matters and the actual cost could be significantly higher or lower than the amounts reserved.